UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D. C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No. 70-10052

REPORT PERIOD

January 1, 2005 through March 31, 2005.

In the Matter of

ALLIANT ENERGY CORPORATION, ET AL

ALLIANT ENERGY CORPORATION (“AEC”) hereby certifies on behalf of itself, Interstate Power and Light Company (“IPL”) and Wisconsin River Power Company ("WRP") that during the period from January 1, 2005 through March 31, 2005 (the “Reporting Period”):

1.       Maximum amount of short-term debt outstanding and effective cost during reporting period  were as follows:

	Maximum	Range of
	Short-Term	Effective
Company	Debt	Cost

IPL	$ 39,000,000	2.27-2.92%
AEC	$ 0	NA
WRP	$ 300,000	3.09%

Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of AEC, et al, in File 70-10249, and in accordance with the terms and conditions of the SEC’s order dated December 28, 2004, permitting said Application-Declaration to become effective.

DATED:	May 18, 2005

ALLIANT ENERGY CORPORATION
INTERSTATE POWER AND LIGHT COMPANY
WISCONSIN RIVER POWER COMPANY

BY: ALLIANT ENERGY CORPORATION

BY: /s/ Thomas L. Hanson
Thomas L. Hanson
Vice President and Treasurer